UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact March | 2025

Potential Public Offering of Preferred Shares

São Paulo, March 24, 2025 - Azul S.A. (B3: AZUL4, NYSE: AZUL) (“Azul” or “Company”), in view of the article published on March 21, 2025, in the newspaper “O Estado de S. Paulo” under the headline “Azul starts share offering process for up to R$1 billion in the last stretch of its restructuring”, and in connection with the material fact disclosed by the Company on January 28, 2025, hereby informs the market in general that it is evaluating a potential primary public offering of preferred shares (“Preferred Shares”), under the automatic distribution registration procedure, without prior analysis by the Brazilian Securities and Exchange Commission (“CVM”), pursuant to article 26, item II, letter "a" of CVM Resolution No. 160, of July 13, 2022, as amended (“Potential Offering of Preferred Shares”), and directed exclusively at professional investors, as defined in articles 11 and 13 of CVM Resolution 30, of May 11, 2021, as amended.

The Company is structuring the Potential Offering of Preferred Shares in the context of the restructuring and recapitalization transactions that the Company completed in January 2025 (“Restructuring and Recapitalization Transactions”). Information on the potential Restructuring and Recapitalization Transactions is already available to the market, through the material facts disclosed on Azul's investor relations website (https://ri.voeazul.com.br/en/) and on CVM’s website on October 7, 2024, October 28, 2024, November 14, 2024, December 9, 2024, December 18, 2024, January 28, 2025 and February 4, 2025, respectively.

It should be noted that, as of the date hereof, the board of directors of the Company has not approved the Potential Offering of Preferred Shares nor its terms and conditions, which remain subject to discussion and analysis. If the Company conducts the Potential Offering of Preferred Shares, it will be conducted in accordance with applicable laws and regulations.

The Company will keep its shareholders and the market in general duly informed of any updates related the matters discussed herein, through the disclosure of a notice to the market or material fact, as applicable, published on the Company's website (www.ri.voeazul.com.br), CVM (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

Important Notes

This communication is for informational purposes only and is not intended to be published or distributed, directly or indirectly, in the United States or any other jurisdiction. This communication does not and shall not constitute an offer to sell, or the solicitation of an offer to buy, any Preferred Shares or other securities of the Company. There will be no potential offer or sale of securities in any jurisdiction in which such offer, or sale would be unlawful. Any potential offer will only be made to such people and in such jurisdictions as is permitted by applicable law. The potential offering of any securities will not be registered under the Securities Act of 1933, as amended (“Securities Act”). No securities of the Company may be offered or sold absent registration under, pursuant to an exemption from, or in a transaction not subject to the registration requirements of, the Securities Act.

This material fact may include estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects, and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this material fact, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this material fact because of new information, future events, or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this material fact might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. For more information, visit https://ri.voeazul.com.br/en/.

Contacts:

Investor Relations	Press Relations
Tel: +55 11 4831 2880	Tel: +55 11 98196 1035
invest@voeazul.com.br	imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 24, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer